Fefer Petersen & Cie
Attorneys at Law

Telephone 4126 684-0500	Château de Barberêche	Facsimile 4126 684-0505
Houston Voicemail/Fax	Switzerland 1783 Barberêche	New York Voicemail/Fax
(281) 596-4545	E-mail jlp@ipo-law.com	(212) 401-4750

March 31, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549
Re:	Biofuels Power Corporation Amendment No. 1 to Form 10 Filed March 10, 2008 File No. 333-142921

Ladies and Gentlemen:

This office serves as special securities counsel for Biofuels Power Corporation (the “Company”). We are writing in response to your letter dated March 18, 2008, addressed to Fred O’Connor, the Company’s Chief Executive Officer, which provided additional staff comments on the Company’s Form 10 Registration Statement. In response to the additional comments, we are electronically transmitting herewith Amendment No. 2 to the Company’s Form 10 Registration Statement.

Each of our responses to the Staff’s comments is set forth below.  Where applicable, our responses indicate the additions, deletions or revisions we included in the Amendment.  For your convenience, our responses are prefaced by the comment in italicized text.  The references to page numbers in the responses to the comments correspond to the pages in the Amendment that we are filing today on behalf of the Company via EDGAR.

General

Comment 1.  We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Please submit on EDGAR a separate letter from the company providing the Tandy representations.

Response  Concurrently with the filing of Amendment No. 2, the Company has submitted a separate letter on EDGAR providing the required Tandy representations

Cover Page

Comment 2.  Please indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company,

Response  The cover page of Amendment No. 2 has been modified to conform to the most recent version of Form 10 posted on the SEC’s website.

History, page 3

Comment 3.  We note your response to comments 3, 4 and 15 in our letter dated February 7, 2008. However, your disclosure relating to the relationships among Biofuels Power, Texoga, and SRC may be confusing to investors. Therefore, please include a diagram that depicts your current organizational structure, including the minority interests and the ownership of the portion of your facilities that are held by the partnerships.

In addition, your disclosure regarding the relationship between Biofuels Power and SRC is unclear. In response to comment 21 in our letter dated February 7, 2008 you state that you no longer rely principally on SRC for fuel supplies and that you re-process off-spec biodiesel that you purchase from third parties. If you no longer rely principally on SRC for fuel supplies, clarify why and explain how you intend to acquire these supplies. Please explain to us in greater detail why you believe that Biofuels is not dependent on SRC or add a risk factor disclosing this. Please file any material written agreement with SRC as an exhibit to the filing.

Response  The requested organization chart has been added to the Introduction on page 6 of Amendment No. 2.

The discussions in the Operations section (page 8 of the Amendment) and the Biodiesel Production and Supply section (page 11 of the Amendment) have been modified to better describe recent changes in the biodiesel and renewable diesel markets that make future reliance on SRC undesirable. Firstly, there are a large number of biodiesel producers who have desirable contracts for low-cost feedstock supplies including high pour point plant oils and animal fats. Due to gelling problems that have been encountered when biodiesel made from high pour point oils and fats is used in transportation, many of these producers are finding that the transportation markets are unwilling to accept their products at any price. That leaves the producers in a distressed position where they must sell at a deep discount to recover their costs and remain operational. Secondly, the Company has identified a number of byproduct streams from major industrial concerns that qualify as renewable diesel and can be purchased for roughly half the cost of animal fat based biodiesel. After taking available tax credits into account, the byproduct streams have an effective cost per gallon that is 50% to 75% less expensive than biodiesel. Accordingly, the Company believes the byproduct streams will be far more cost effective than biodiesel when it comes to turbine fuel.

The Company’s management believes it would be imprudent to rely on high-cost biodiesel produced by SRC when lower cost fuel supplies are readily available from other sources. Accordingly, the Company intends to opportunistically buy biodiesel and renewable diesel from the lowest cost seller, and to rely on SRC only as a back up supplier. We continue to believe that the agreement with SRC is not a material contract.

Comment 4.  We note your revised disclosure in response to comment 11 in our letter dated February 7,2008. Please clarify what effect the distributions to the TBP-II partners have on your net income. For example, clarify whether the equity interests of the partners are reflected as minority interests in the financial statements and quantify how these interests affected your net income for the year ended December 31, 2007.

Response  The Company has recently processed a number of TBP-II conversions that have increased its ownership of the TBP-II units to 87.1% and is continuing its effort to acquire all of the remaining TBP-II units. Between its general partner interest and its limited partner interests, the Company now owns approximately 88% of the Montgomery County facility and future distributions to the remaining limited partners of TBP-II are not expected to have a material impact on the Company’s future net income. The discussion of TBP-II on in the Introduction section (page 5 of the Amendment) contains additional disclosure on these matters.

Comment 5.  On pages 4 and 5, we note that Texoga assigned its general partnership interests in TBP-I and TBP-II to you in exchange for shares of your common stock. If you paid any additional consideration to Texoga for these assignments, please disclose.

Response  While the Company assumed all of Texoga’s rights and obligations as general partner TBP-I and TBP-II, it did not issue any shares or pay any other consideration to Texoga in connection with the assignments of Texoga’s general partner interests. The discussions of the TBP-I and TBP-II general partner assignments in the Introduction section (pages 4 and 5 of the Amendment) have been changed to clarify that fact.

All shares issued with respect to partnership interests in TBP-I and TBP-II have been issued to holders of limited partner interests.

Operations, page 7

Comment 6.  We note your statement that your Oak Ridge North facility ''requires a high quality biodiesel fuel that meets “ASTM standards,'' Please disclose whether you may use off-spec biodiesel in this facility. If not, please disclose whether you will rely on your contract with SRC to obtain suitable biodiesel for this facility.

Response  The disclosures in the operations section (page 8 of the Amendment) have been expanded to clarify that the Company plans to use off-spec biodiesel that meets ASTM standards in the Oak Ridge North facility and also plans to use both off-spec biodiesel and renewable diesel in the Montgomery County facility. In all events, the Company intends to opportunistically purchase off-spec biodiesel and renewable diesel from the lowest cost producer

Biodiesel Supply and Production, page 8

Comment 7.  We note your response to comment 9 in our letter dated February 7, 2008. However, you have purchased significant quantities of biodiesel from SRC' in the past and if you purchase biodiesel from SRC in the future, you are obligated to provide SRC with all required raw materials. You also state on page 10 that you have developed several reliable supply channels for off-spec biodiesel produced by others- Please disclose the sources and availability of these raw materials and the names of your principal suppliers, if any. See Item 101(h)(4)(v) of Regulation S-K.

Response  The disclosures in the Biodiesel Supply and Production section (page 11 of the Amendment) have been expanded to clarify that the Company relied principally on SRC in the past but plans to opportunistically purchase off-spec biodiesel and renewable diesel from the lowest cost producer in the future. The revised disclosure also clarifies the fact that the Company has no long term supply contracts with any producers of off-spec biodiesel or renewable diesel, but believes that adequate supplies will be available from a variety of sources. The company believes these disclosures comply with the requirements of Item 101(h)(4)(v) of Regulation S-K.

Competition, page 13

Comment 8.  Please disclose to whom you plan to sell green electricity.

Response  A new paragraph has been added to the sales and marketing section (page 14 of the Amendment) which clarifies that since the Company is not yet able to sell green electricity, it cannot specifically identify the principal potential markets or likely customers.

Controls and Procedures, page 24

Comment 9.  We have read your revised disclosure in response to comment 20 in our letter dated February 7, 2008. As previously requested, please clearly identify the status of each material weakness and disclose whether the material weakness has been remediated. If the material weaknesses have not been remediated, please disclose more fully when the company expects to do so.

Response  After consultation with the Company’s auditors, management believes that all material weaknesses have been remediated. Disclosure of that conclusion has been added to the controls and procedures section (page 26 of the Amendment).

Executive Compensation, page 29

Comment 10.  We note your response to comment 24 in our letter dated February 7, 2008. Please provide the summary compensation information in the tabular format specified in Item 402(n)(l) of Regulation S-K-.

Response  The Summary Compensation Table as required by Item 402(n)(1) of Regulation S-K has been added to the Executive Compensation section (page 31 of the Amendment)

Recent Sales of Unregistered Securities, page 35 Sale of Common Stock for Cash. page 36

Comment 11.  We note your response to comment 33 in our letter dated February 7, 2008. Please quantify how many accredited investors purchased your shares. Also clarify whether you relied on Rule 506 for these issuances and tell us what type of information was provided to the investors in connection with the offerings.

Response  The Recent Sales of Unregistered Securities section (pages 37 through 39 of the Amendment) has been significantly modified to more clearly identify the individual classes of transaction; state the number of accredited purchasers who acquired shares of the Company’s stock in each class of transaction; clarify that all purchasers were provided disclosure documentation that was appropriate for an offering that was restricted to accredited investors; and clarify that all purchasers were afforded the opportunity to request such additional information as they deemed material to their investment decisions. See Rule 502(b)(1) and Rule 502(b)(2)(v).

Note 2. Hedge Accounts, page 48

Comment 12.  We note you have named experts. Please provide their consent as required by Section 436(b) of Regulation C or delete your reference to them.

Response  While the Company does not believe that a report of quoted market values provided by a broker dealer to an account holder constitutes an expert’s report, it has deleted the specific reference to Man Financial and indicated that the information came from its broker.

Comment 13.  We have read your response to comment 37 in our letter dated February 7, 2008 and your updated disclosures. Please provide us a reconciliation of the gain on investment in futures contracts of $3,525,330 you have reported on your statement of operations for the period ended September 30, 2007 to your footnote disclosures. Additionally we noted that your disclosure of a net gain ($1,711,000) in the first paragraph of the footnote does not agree with the number ($1,705,918) reflected in the table you have provided. Please advise or revise.

Response  The Statement of Operations for period from inception through September 20, 2007 has been changed to correct prior computational and data entry errors related to the hedge account. Similarly the disclosures in the hedge account footnotes have been reconciled to the statements received from the Company’s brokerage firm and checked for consistency.

We trust that Amendment No. 2 and the responses set forth herein will resolve all remaining issues. Please do not hesitate to contact me at +(4126) 684-0500 if we can be of any further assistance in reviewing the above responses. If the staff concludes that additional comments are appropriate, we would be grateful if the comments could be faxed to our Houston fax number [281-596-4545] rather than our Swiss fax number.

Fefer Petersen & Cie

/s/ John L. Petersen

John L. Petersen, partner